CORRESP

Emclaire Financial Corp
612 Main Street w Emlenton, PA 16373-0046
Phone: (844) 767-2311 / FAX: (724) 867-1007
Website: www.emclairefinancial.com

August 3, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emclaire Financial Corp

Registration Statement on Form S-3

File No. 333-205770

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Emclaire Financial Corp (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Wednesday, August 5, 2015, at 10:00 a.m. or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

EMCLAIRE FINANCIAL CORP.

By:	/s/ Matthew J. Lucco
Matthew J. Lucco
Chief Financial Officer